[CAMPBELL RESOURCES LOGO]  CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release


                          CAMPBELL RESOURCES ANNOUNCES
                              ITS YEAR-END RESULTS


MONTREAL, FEBRUARY 26, 2004 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) announces it has recorded a net loss of $3.9 million or $0.07 per share for the year ended December 31, 2003 compared with a loss of $5.3 million of $0.13 per share in the previous fiscal year.

Metal sales for the year reached $22.3 million compared to $14.7 million in 2002 with 42,749 ounces of gold produced compared to 27,776 ounces the previous year. The average price for gold in 2003 was US$369 (US$321 in 2002). The cash operating cost per ounce of gold produced in 2003 averaged US$375 (US$361 in 2002). Copper production totaled 806,000 pounds compared with 502,000 pounds in 2002. Operations resumed in April 2002 at the Joe Mann Mine.

In the fourth quarter, Campbell recorded a net loss of $82,000 or $0.00 per share compared with a net loss of 1.1 million or $0.02 per share in the fourth quarter of 2002. Metal sales in the fourth quarter of 2003 were $5.2 million compared with $7.4 million in the corresponding period of 2002.

As at December 31, 2003, cash and cash equivalents amounted to $4.8 million compared to $3.4 million for the year ended December 31, 2002. Depreciation and amortization charges amounted to $4.4 million compared with $3.5 million for the previous year. In 2003, the Company generated $6.0 million through financing activities.

In 2002, the Company sold its Mexican subsidiary Oro de Sotula de C.V. in exchange of notes amounting to US$2 million and other considerations. In 2003 the Company registered a gain of US$2.3 million following settlement of the balance of the notes.

On October 1st 2003, as part of a financial reorganization, the Company gained control of Corporation Copper Rand Inc. by increasing its participation from 26% to 76% and issuing 12,195,120 common shares. The true value of the net assets acquired is $11.3 million. The Campbell financial statements now reflect the financial situation and results of this new subsidiary. CCR owns the Copper Rand and Cedar Bay properties as well as the Copper Rand concentrator with its 3000-ton-per-day capacity. All are located in the Chibougamau mining camp. Campbell also reimbursed $10 million plus interest of CCR's debt to Investissement Quebec by issuing 10,458,894 common shares.

Total assets for the Company amounted to $160.0 million at December 31, 2003 compared to $133.9 and $112.3 at December 31, 2002 and 2001 respectively. Net assets amounted to $45.8 million or $0.53 per share.

JOE MANN MINE

In the fourth quarter, operating costs were impacted negatively by an acceleration of mine development to access and resume production in the West Zone and the development of access to work sites on levels 3275 and 3450 of the Main vein. These activities necessitated production of additional quantities of waste and a larger work force.

Moreover, lower grades have also impacted the performance of the mine in the last quarter. The problems leading to this poor performance were identified and corrective measures implemented. Improvements have already been noted.

COPPER RAND PROJECT

Development resumed in October and has progressed satisfactorily. With the 4000-feet inclined ramp nearly completed, work to access infrastructures necessary to mining operations can begin. The Copper Rand Project should begin commercial production by November 2004 and will significantly impact the Company's revenues.

RECENT DEVELOPMENT

It is to be noted that, in the past few years, the Crees of Ouje-Bougoumou have expressed concern over the conditions of the Chibougamau, aux Dores and Obatagamau lakes. These Crees attribute the current condition of these lakes to mining activities in the area and notably activities conducted by Campbell Resources and its affiliated companies. In order to protect their future rights and concerned that an eventual recourse be barred by a statute of limitations, they have recently undertaken legal proceedings against Campbell Resources Inc. These proceedings seek an ordinance to ensure the rehabilitation and maintenance of the above mentioned lakes. However certain provincial governmental agencies, including the Department of Natural Resources, Parks and Wildlife, have undertaken studies relating to the conditions of these lakes. In view of the on-going studies, it is in common accord that Campbell Resources Inc. and the Crees of Ouje-Bougoumou are requesting a one-year stay of proceedings, to allow for the completion of the environmental studies of the Chibougamau, aux Dores and Obatagamau lakes. It is not possible at this time to determine either the outcome of the proceedings or the financial consequences for the Company.

OUTLOOK

"We are entering the coming year with great optimism," says Andre Fortier, President and Chief Executive Officer. "Metal markets are more than favorable to Campbell at this time and there are many signs of a continuing trend for the coming years. We are in an ideal position as we will be substantially increasing our output over the coming months. As a result of the expected impact of the West Zone production in the second quarter of 2004 and the commencement of commercial production at Copper Rand in the fourth quarter, we have increased our 2004 production objectives to 60,000 ounces of gold and 4,000,000 pounds of copper. Reaching our production objectives will have a very positive impact on our financial results, and we are confident that we will succeed."

                                     - 30 -

Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.
Andre Fortier
President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com


RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com



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CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(expressed in thousands of Canadian dollars)
==============================================================================

                                                                       2003                2002
                                                                         $                   $
                                                                       ----                ----
ASSETS

Current assets
   Cash and cash equivalents                                           4,752               3,432
   Restricted cash                                                       234                  --
   Short-term investments at market value                                536                 315
   Receivables                                                         2,125               3,718
   Settlements receivables                                             2,128               4,161
   Notes receivable                                                      590               1,903
   Inventories of ore and supplies                                     4,699               3,040
   Prepaids                                                              635                 555
------------------------------------------------------------------------------------------------
                                                                      15,699              17,124

Amount receivable from Copper Rand/Portage Restoration
   Fiduciary Trust                                                     2,918               2,753
Notes receivable                                                      26,145              26,735
Investment                                                                --               6,447
Restricted deposits and swap agreement                                49,173              48,900
Future income tax                                                      1,516               2,350
Mining interests                                                      59,669              25,213
Accrued benefit assets                                                 2,460               1,732
Other assets                                                           2,193               2,612
------------------------------------------------------------------------------------------------
                                                                     159,773             133,866
================================================================================================

LIABILITIES

Current liabilities
   Accounts payable                                                    4,829               6,280
   Accrued liabilities                                                 3,302               3,139
   Current portion of long-term debt                                     490               2,698
------------------------------------------------------------------------------------------------
                                                                       8,621              12,117

Asset retirement obligations                                           7,112               6,710
Long term debt                                                        59,589              56,468
Future income tax                                                      2,216               2,350
Deferred royalty                                                      30,373              31,835
Other liabilities                                                        314                 102
Non-controlling interest                                               5,745                  --
------------------------------------------------------------------------------------------------
                                                                     113,970             109,582
------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

   Capital stock                                                      55,429              30,013
   Warrants and stock options                                            301               1,339
   Deficit                                                            (9,927)             (7,068)
------------------------------------------------------------------------------------------------
                                                                      45,803              24,284
------------------------------------------------------------------------------------------------
                                                                     159,773             133,866
================================================================================================

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                     THREE MONTHS ENDED               YEAR ENDED
                                                                         DECEMBER 31                  DECEMBER 31
                                                                  ----------------------        ----------------------
                                                                    2003           2002          2003            2002
                                                                      $              $             $               $
                                                                  --------       -------        -------         ------
                                                                              (Restated)                    (Restated)
METAL SALES                                                         5,189          7,375        22,307          14,711
----------------------------------------------------------------------------------------------------------------------
Expenses
   Mining                                                           6,132          8,103        23,011          16,608
   General administration                                             456            328         1,777           1,815
   Depreciation and amortization                                      100            842         4,466           3,532
   Care and maintenance                                               105             57           242             223
----------------------------------------------------------------------------------------------------------------------
                                                                    6,793          9,330        29,496          22,178
----------------------------------------------------------------------------------------------------------------------

Loss before the following items                                    (1,604)        (1,955)       (7,189)         (7,467)
----------------------------------------------------------------------------------------------------------------------

Interest expense on long-term debt                                   (151)          (206)         (769)           (668)
Interest income                                                       522            453         1,854           1,268
Amortization of deferred charges                                      (66)           (55)         (264)           (156)
----------------------------------------------------------------------------------------------------------------------
Loss from operations                                               (1,299)        (1,763)       (6,368)         (7,023)
----------------------------------------------------------------------------------------------------------------------

Other income (expense)
   Other income                                                     1,238            731         3,228           1,777
   Loss on repurchase of royalty                                       --             --          (559)             --
   Share of loss of affiliate                                         (11)            (3)         (190)            (53)
----------------------------------------------------------------------------------------------------------------------
                                                                    1,227            728         2,479           1,724
----------------------------------------------------------------------------------------------------------------------
Loss before taxes                                                     (72)        (1,035)       (3,889)         (5,299)

Income and mining tax                                                 (40)           (16)          (81)            (62)
                                                                  ----------------------------------------------------
Non-controlling interest                                               30             --            30              --
----------------------------------------------------------------------------------------------------------------------
======================================================================================================================
NET LOSS                                                              (82)        (1,051)       (3,940)         (5,361)
======================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                    65,530         44,395        55,251          40,230
======================================================================================================================
BASIC AND FULLY DILUTED LOSS PER SHARE                              (0.00)         (0.02)        (0.07)          (0.13)
======================================================================================================================

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

                                                                     THREE MONTHS ENDED               YEAR ENDED
                                                                         DECEMBER 31                  DECEMBER 31
                                                                  ----------------------        ----------------------
                                                                    2003           2002          2003            2002
                                                                      $              $             $               $
                                                                  --------       -------        -------         ------
                                                                              (Restated)                    (Restated)
BALANCE AT BEGINNING OF PERIOD
   As previously reported                                         (11,591)       (7,997)        (7,068)         (3,855)
   Adjustment for change in accounting policy with
      respect to asset retirement obligations                       1,746         1,980             --           2,148
   As restated                                                     (9,845)       (6,017)        (7,068)         (1,707)

Expired warrants                                                       --            --          1,081              --
Net loss                                                              (82)       (1,051)        (3,940)         (5,361)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                           (9,927)       (7,068)        (9,927)         (7,068)
======================================================================================================================